Yunji Inc.

15/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China

September 2, 2020

VIA EDGAR

Scott Stringer

William H. Thompson

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yunji Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed on April 24, 2020

File No. 001-38877

Dear Mr. Stringer and Mr. Thompson:

This letter sets forth the Company’s response to the comments contained in the letter dated August 19, 2020 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2019 Form 20-F filed by the Company on April 24, 2020 (the “2019 20-F”). The comments are repeated below in bold and followed by the response thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

2.16 Revenue Recognition, page F-29

1.

We note you grant certain units of Yunbi (Yun-coin) and other coupons (collectively referred to as coupons) as incentives to users including new members and existing members for promoting your products and inviting new members to the platform. The use of incentives appear to be a key factor in your business model. For Referral Yunbi and New Member Yunbi you disclose revenue is recognized when Yunbi is used and redeemed, or upon expiration if not redeemed. Please explain how you have considered any expected breakage for unredeemed Yunbi. In doing so, please explain to us the terms, expiration dates and the amounts of Yunbi recorded as a reduction of revenue and expense for each year presented. To the extent material, please revise your disclosure as appropriate. Reference is made to ASC 606-10-55-48.

The Company respectfully advises the Staff that the Company has considered the expected breakage for unredeemed Yunbi in accordance with ASC 606-10-55-48 and recognized the expected breakage amount as revenue in proportion to the pattern of rights exercised by the users of both Referral Yunbi and New Member Yunbi. The Company estimates the value of these units of Yunbi to be used and redeemed in accordance with ASC 606-10-23-11, which requires variable consideration to be included in the transaction prices to the extent that significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

According to the Membership Agreement between the Company and its members, the members paid upfront membership fees in exchange for member-exclusive products and benefits, including (i) the right to receive units of Referral Yunbi and (ii) units of New member Yunbi, which are identified as separate performance obligations of the Company. The Company summarised the terms and expiration date of the Yunbi as follows:

	Term	Expiration date
Referral Yunbi	These units of Yunbi are not redeemable for cash and can be used as a coupon for the user’s future purchase on the Yunji App; The face value of one unit of Yunbi is equal to one RMB.	90 days
New member Yunbi		30 days

The right to receive Referral Yunbi and the New Member Yunbi offered are considered as separate performance obligations of the Company’s membership program, and are not recorded as expenses. The allocated amounts of transaction price to them have incorporated estimation of breakages of Referral Yunbi and New Member Yunbi, which are assessed separately based on different user portfolios considering their exercise pattern. The Company respectfully advises the Staff that, starting the beginning of 2020, the Company implemented a new model where users can get membership for free; hence those users do not get any Referral Yunbi or New Member Yunbi. The aforementioned estimated breakage on the Referral Yunbi and New Member Yunbi has been a less significant assumption. The transaction price allocated to each unit of Referral Yunbi and New Member Yunbi has remained stable and is less than RMB1, the face value of Yunbi. The allocated amounts of transaction price to the right to receive the Referral Yunbi and the New Member Yunbi are deferred on the balance sheet upon the collection of upfront membership fee as reduction of membership revenue for each period, which are summarized by the Company as follows, and the trend is consistent with the user’s redemption behavior in light of Company’s membership program and related promotion activities:

	Referral Yunbi recorded as reduction of membership revenue (RMB thousand)	New Member Yunbi recorded as reduction of membership revenue (RMB thousand)
2017	50,317	31,630
2018	108,634	159,024
2019	22,104	80,553

The aforementioned allocated amounts of transaction price to Referral Yunbi and New Member Yunbi will then be recorded as revenue when Yunbi is used and redeemed. The expected redemption of the Referral Yunbi and New Member Yunbi is updated at each reporting period until the expiration of such Yunbi. The difference between actual breakage and estimated breakage of Referral Yunbi and New Member Yunbi increased the membership revenue of RMB 466 thousand and nil, RMB 1,447 thousand and nil, and RMB 2,353 thousand and RMB 35 thousand for 2017, 2018 and 2019, respectively, which was resulted from a change in the estimated amount of the breakage and was not material.

In response to the Staff’s comments, the Company proposes to include the following disclosure, “The allocated amounts of the transaction price to the right to receive Referral Yunbi and New Member Yunbi incorporate estimation of breakages based upon historical data, and are deferred on the balance sheet upon the collection of the upfront membership fees, which was RMB 108,634 and RMB159,024, RMB 22,104 and RMB 80,553, and RMB XXX and RMB XXX, for the years ended December 31, 2018, 2019 and 2020, respectively”, in Note 2.16 Revenue Recognition in its future 20-F fillings.

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If you have any additional questions or comments regarding the 2019 20-F, please contact the undersigned at Rexchen@yunjiglobal.com or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at Julie.Gao@skadden.com or at +852 3740-4863. Thank you.

Very truly yours,

/s/ Chen Chen
Chen Chen
Chief Financial Officer
Yunji Inc.

cc:	Shanglue Xiao, Chairman of the Board of Directors and Chief Executive Officer, Yunji Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

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